PRESS RELEASE	Stockholm, June 9, 2004

Acceptance of share redemption offer 99%

        (ELUX) The application period for participation in the Electrolux redemption offer expired on June 1, 2004. During the application period 497,725 A-shares and 14,681,967 B-shares or a total of 15,179,692 shares in Electrolux have been tendered for redemption. This corresponds to an acceptance level in the redemption offer of 99.02%.

        Provided that the Extraordinary General Meeting on June 16, 2004 passes the requisite resolutions for the implementation of the redemption offer and that these resolutions are registered by the Swedish Patent and Registration Office (PRV), approximately SEK 3,036m will be paid to the shareholders.

        The resolutions to be adopted at the Extraordinary General Meeting are the following:

  a)
  Resolution on a reduction of Electrolux share capital by SEK 75,898,460 through redemption of 497,725 A-shares and 14,681,967 B-shares.

  b)
  Resolution on an increase in Electrolux share capital by SEK 75,898,460 through a new issue of 15,179,692 redeemable C-shares.

  c)
  Resolution on a reduction of Electrolux share capital by SEK 75,898,460 through redemption of 15,179,692 C-shares and transfer to the statutory reserve.

        The resolutions under b) and c) above enable payment of the redemption amount to be made without the delay of obtaining court approval.

        The Board of Directors' complete proposal for resolutions under a)—c) is available at the company, AB Electrolux, C-J, S:t Göransgatan 143, SE-105 45 Stockholm, Sweden and will be sent to shareholders on request. The proposal is also available at www.electrolux.com/egm2004

        Following the implementation of the redemption offer, the number of shares in Electrolux will amount to 9,502,275 A-shares and 299,418,033 B-shares, or a total of 308,920,308 shares, including shares owned by Electrolux. As of June 8, 2004 Electrolux holding of own shares amounted to 17,489,400 B-shares.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	INVESTOR RELATIONS	E-MAIL ADDRESS
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	TELEFAX	WEBSITE	REG. NO.
S:T GÖRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178

Trading in redemption shares and payment of redemption amount

        Trading in redemption shares begins June 10, 2004 and ends around June 21, 2004.

        Redemption shares will be redeemed against cash payment of SEK 200 per redemption share following the registration of requisite resolutions passed by the Extraordinary General Meeting on June 16, 2004. The redemption amount is scheduled to be paid to shareholders around June 30, 2004.

Commission-free sale

        The average price for redemption rights sold free of commission was SEK 2.62 per redemption right. The proceeds of the redemption rights sold free of commission were paid to shareholders around June 3, 2004.

        The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

        For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

        For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.